TERRA TECH CORP.

4700 Von Karman Ave., Suite 110

Newport Beach, California 92660

(855) 447-6967

www.terratechcorp.com

August 5, 2016

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 3030

Washington, DC 20549

Re:	Terra Tech Corp.
Registration Statement on Form S-3 Filed April 11, 2016 File No. 333-210673 Proxy Statement on Schedule 14A Filed April 11, 2016 File No. 000-54258

Dear Ms. Ravitz:

Terra Tech Corp., a Nevada corporation (the "Company," "we," "us," or "our"), is submitting this letter in response to the comment letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 28, 2016 (the "Comment Letter"), specifically with respect to the Company's Preliminary Proxy Statement on Schedule 14A, filed with the Commission on April 11, 2016. Today, we are filing a further preliminary proxy statement.

This letter sets forth the comments of the Staff in the Comment Letter relative to the Proxy Statement on Schedule 14A and, following the comment, our response.

General

2. In this connection, it appears that your proxy statement seeks authorization to increase your authorized preferred shares to be issued in your merger with Black Oak. Please tell us why you do not believe that you are required to provide financial statements meeting the requirements of Rule 3-05 of Regulation S-X in your proxy statement.

Response:

The Company has included the financial statements from its final amendment to its Current Report on Form 8-K, as filed with the Commission on July 29, 2016. The Commission advised us that it has no further comments in that regard. The Company has also included, in today's filing, tables that disclose further details concerning the issuances of the various series of the Company's preferred stock in connection with its merger with Black Oak.

Should there be any questions that might be facilitated by contemporaneous dialogue, please feel free to call our counsel, Randy Katz of Baker & Hostetler LLP at (714) 966-8807, or me at (855) 447-6967.

Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Derek Peterson

Derek Peterson

Chief Executive Officer